                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  1 )*
                                            ---


                          SUNRISE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  86769L 10 3
                     ------------------------------------
                                (CUSIP Number)

                           RUSSELL H. HARBAUGH, JR.
                 CONNER & WINTERS, A PROFESSIONAL CORPORATION
                  2400 FIRST PLACE TOWER, 15 EAST 5TH STREET
                                TULSA, OK 74103
                                (918) 586-5694
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               FEBRUARY 3, 1997
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP NO.   86769L 10 3                                       PAGE 2 OF 5 PAGES
         --------------

--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THOMAS E. OXLEY

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [ ]
    (b)  [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
                   -0-
  SHARES      ------------------------------------------------------------------

BENEFICIALLY    8  SHARED VOTING POWER

 OWNED BY          1,006,500
              ------------------------------------------------------------------
   EACH
                9  SOLE DISPOSITIVE POWER
 REPORTING
                   -0-
  PERSON      ------------------------------------------------------------------

   WITH        10  SHARED DISPOSITIVE POWER

                   1,006,500
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,006,500
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.6%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
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                                 SCHEDULE 13D
CUSIP NO.   86769L 10 3                                       PAGE 3 OF 5 PAGES
         --------------


                          ITEM 1. SECURITY AND ISSUER
                          ---------------------------

  This Amendment No. 1 amends and supplements the statement on Schedule 13D dated October 29, 1996, filed by Thomas E. Oxley relating to the shares of common stock, $.01 par value per share ("Common Stock"), of Sunrise Technologies, Inc., a Delaware corporation (the "Company") whose principal business address is 47257 Fremont Boulevard, Fremont, California 94538. Capitalized terms used herein without definition have the same meaning as that ascribed to them in the initial filing.

                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

  No change.


           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

  Not applicable.


                        ITEM 4. PURPOSE OF TRANSACTION
                        ------------------------------

  Not applicable.


                 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                 --------------------------------------------

  (a) By reason of his serving as a Co-Executor of the Oxley Estate, Mr. Oxley may be deemed to be the beneficial owner of 1,006,500 shares of Common Stock of the Company, representing approximately 3.6% of the outstanding shares of Common Stock (based on 27,868,613 shares of Common Stock being outstanding as of October 29, 1996). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate.

  (b) Mr. Oxley has shared voting power and shared dispositive power with respect to the 1,006,500 shares held by the Oxley Estate with John C. Oxley and Charles C. Killin. Certain information with respect to John C. Oxley and Mr. Killin was provided in Schedule 13D dated October 29, 1996.

  (c) Since December 4, 1996, the following transactions were effected in the open market regarding the Common Stock of the Company held by Boca Polo:

                                 SCHEDULE 13D
CUSIP NO.   86769L 10 3                                       PAGE 4 OF 5 PAGES
         --------------


                                 Number of     Price Per
                      Date      Shares Sold      Share
                      ----      -----------    ---------
                     12/4/96        12,000    $  1.00
                     1/21/97       150,000        .875
                     1/22/97        50,000        .875
                     1/23/97        25,000        .875
                     2/3/97         54,000        .78125
                     2/4/97         30,000        .7708
                     2/5/97        100,000        .75
                     2/6/97        115,000        .75
                     2/7/97        149,000        .75

  (d) Mr. Oxley and John C. Oxley, as owners of all the outstanding capital stock of Boca Polo, share the right to receive the proceeds from the sale of the 685,000 shares of Common Stock sold by Boca Polo.

  (e) Mr. Oxley ceased to be the beneficial owner of more than 5% of the Common Stock on February 3, 1997.


              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
            ------------------------------------------------------

  None.


                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

  None.
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                                 SCHEDULE 13D
CUSIP NO.   86769L 10 3                                       PAGE 5 OF 5 PAGES
         --------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   /s/ THOMAS E. OXLEY
                                  --------------------------------
                                         THOMAS E. OXLEY

Date:  FEBRUARY 22, 1997